Exhibit 3.1
DELL INC.
Certificate of Amendment
to
Restated Certificate of Incorporation
Dell Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:
FIRST: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article EIGHTH thereof in its entirety and inserting the following in lieu thereof:
“EIGHTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders.”
SECOND: The Restated Certificate of Incorporation of the Corporation is hereby amended by deleting Article NINTH thereof in its entirety and inserting the following in lieu thereof:
“NINTH: The Board of Directors is hereby expressly authorized to adopt, amend or repeal the by-laws of the Corporation or adopt new by-laws, without any action on the part of the stockholders, by the vote of a majority of the directors; provided, however, that no such adoption, amendment, or repeal shall be valid with respect to by-law provisions which have been adopted, amended, or repealed by the stockholders; and further provided, that by-laws adopted or amended by the Directors and any powers thereby conferred may be amended, altered, or repealed by the stockholders.”
THIRD: The foregoing amendments were duly adopted and approved in accordance with the provisions of Section 242 of the DGCL and the applicable provisions of the Restated Certificate of Incorporation of the Corporation.
IN WITNESS WHEREOF, Dell Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on this 12th day of August, 2010.

DELL INC.
/s/ Janet B. Wright
Name:	Janet B. Wright
Title:	Vice President and Assistant Secretary